BloomZ Inc.

November 4, 2024

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Alyssa Wall

Re:	BloomZ Inc.
Registration Statement on Form F-1, as amended
Initially Filed on October 30, 2024
File No. 333-282900

Ladies and Gentlemen:

On November 1, 2024, we filed a letter with the U.S. Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), so that it may be declared effective at 4:00 p.m., Eastern Time, on November 5, 2024, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at this specific date and time and we hereby formally withdraw such request for acceleration.

Very truly yours,

BloomZ Inc.

By:	/s/ Kazusa Aranami
	Name:	Kazusa Aranami
	Title:	Chief Executive Officer, Director, and Chairwoman of the Board of Directors